GLOBAL LIGHTS ACQUISITION CORP

November 8, 2023

Via Edgar

Mr. Kibum Park

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Lights Acquisition Corp

Registration Statement on Form S-1, as amended (File No. 333-274645)

Request for Acceleration of Effectiveness

Dear Mr. Park:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Lights Acquisition Corp hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on November 13, 2023, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Zhizhuang Miao
Zhizhuang Miao
Chief Executive Officer

CC:	Arila Zhou, Esq.

Robinson & Cole LLP